Genesis Park Acquisition Corp.

2000 Edwards Street, Suite B

Houston, Texas 77007

August 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street

Washington, D.C. 20549-7010

Attn: Melissa Gilmore, Andrew Blume, Sergio Chinos, Asia Timmons-Pierce

Re:	Genesis Park Acquisition Corp.
Registration Statement on Form S-4
Filed July 6, 2021
File No. 333-257710

Ladies and Gentlemen:

This letter sets forth the responses of Genesis Park Acquisition Corp. (the “Company” or “GPAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated August 3, 2021, with respect to the Company’s Registration Statement on Form S-4 filed on July 6, 2021 (the “Registration Statement”).

The full text of the Staff’s comments has been included in this letter for your convenience.

Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to its Registration Statement on Form S-4 (the “Amended Registration Statement”). The Amended Registration Statement addresses the Staff’s comments and updates or clarifies certain other information in the Registration Statement. The Company is also providing the Staff a marked proof of the Amended Registration Statement showing all changes made to the Registration Statement.

Registration Statement on Form S-4 filed July 6, 2021

Q: Do the Sponsor or any of GPAC’s directors or executive officers have interests that are different from..., page xv

1.	Please revise the fourth bullet point to include the number of private placement warrants held by the Sponsor.

Response: The Company has revised the fourth bullet point on page xv of the Amended Registration Statement to address the Staff’s comment, and has made conforming changes on pages 19, 66 and 135 of the Amended Registration Statement.

U.S. Securities and Exchange Commission

August 5, 2021

Description of Greenhill’s Discussion Materials, page 131

2.	We note your response to prior comment 9 and the disclosure added on page 131. Please revise to include financial analysis results and underlying data.

Response: The Company has revised the disclosure on pages 131 through 136 of the Amended Registration Statement to address the Staff’s comment.

If you have any questions related to this letter, please do not hesitate to contact Bill Gump at (212) 728-8285, Angela Olivarez at (713) 510-1710 or Jesse Myers at (713) 510-1709 of Willkie Farr & Gallagher LLP.

Sincerely,

/s/ Paul W. Hobby
Paul W. Hobby Chief Executive Officer

Via E-mail:

cc:	William H. Gump
Angela Olivarez
Jesse P. Myers
Willkie Farr & Gallagher LLP

Robert M. Hayward, P.C.
Alexander M. Schwartz
Kirkland & Ellis LLP